Epazz, Inc.
309 W. Washington St.
Suite 1225
Chicago, IL 60606

January 9, 2012

Mr. Morgan Youngwood
U.S. Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549
Phone: (202) 551-3479
Fax: (202) 772-9210

Re:	Epazz, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 15, 2011
Item 4.02 Form 8-K
Filed August 16, 2011
File No. 333-139117

Dear Mr. Youngwood:

Epazz, Inc. (the “Company”) is in receipt of your comment letter dated December 8, 2011, and has the following responses.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

Consolidated Balance Sheets, page 41

1.           We note your response to prior comment 2. Explain further why you believe the prepaid compensation to Shaun Passley and prepaid interest to the two related parties should not be recorded as equity. We refer you to SAB Topic 4E.

RESPONSE:

As recently discussed with the Staff, the Company has decided to record the prepaid compensation to Shaun Passley and the prepaid interest to the two related parties as equity.  The Company plans to file an amended report, subsequent to the date hereof amending such prior accounting treatment.

Note 9. Acquisitions, page 47

2.           We note your response to prior comment 3. Clarify your disclosures on page 47 that state you acquired the net assets of IntelliSys, Inc. for $30,816. Tell us the amount of the 10 year note payable with a 6% interest rate. Explain why no portion of the purchase price was allocated to intangible assets. Revise your disclosures to explain the primary reasons for the acquisition and the percentage of voting interest acquired.

RESPONSE:

As recently discussed with the Staff, the Company has decided to update and revise the accounting of its acquisition of IntelliSys, Inc. to allocate a portion of the purchase price to intangible assets.  The Company plans to file an amended report, subsequent to the date hereof amending such prior accounting treatment.

Item 4.02 Form 8-K filed on August 16, 2011

3.           We have reviewed your response to prior comment 5 and it is unclear to us. That is, your response does not indicate how you reached your conclusion on August 16, 2011, in consideration of the information provided in your correspondence letter dated July 15, 2011. We repeat our prior comment to tell us how you determined that you reached your conclusion on August 16, 2011. Refer to Item 4.02(a)(1) of Form 8-K.

RESPONSE:

The Company plans to file an amended report subsequent to the date hereof clarifying the date that the determination was made that the financials could no longer be relied upon.

Very truly yours,

/s/ Shaun Passley
Shaun Passley President